

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 9, 2007

Mr. Anthony Merante
Chairman and Chief Executive Officer
Brooklyn Cheesecake & Desserts Company, Inc.
20 Passaic Avenue
Fairfield, New Jersey 07004

> **Re: Brooklyn Cheesecake & Desserts Company, Inc.**
> **Amendment No. 1 to Information Statement on Schedule 14C**
> **Filed January 22, 2007**
> **File No. 1-13984**

Dear Mr. Merante:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. This letter pertains only to the information statement and response letter dated January 8, 2007. Please be advised that we are still in the process of reviewing responses with respect to your periodic reports.

2. We note your reference to documents incorporated by reference. Please explain to us why you are attempting to incorporate by reference your Form 10-KSB for the fiscal year ended 2005 and Forms 10-QSB and Forms 8-K filed during the fiscal year ended 2006. In responding, please also note the guidance in Schedule 14A regarding the circumstances under which you may incorporate documents by reference.

3. Please update your disclosure and ensure consistency with respect to disclosure throughout your filing. In this regard, we refer you to disclosure on page 10 regarding compensation during the fiscal years ended December 31, 2003, 2002 and 2001. The tabular information that follows, however, is with respect to the fiscal years ended 2003-2005. In addition, update your disclosure regarding options held and exercised during the last fiscal year. In this regard, please also note our subsequent comment regarding executive compensation disclosure in general.

4. We refer you to Securities Act Release No. 8732A and the transitional guidance provided at www.sec.gov/divisions/corpfin/faqs/execcompqa.pdf with respect to disclosure of executive compensation. Please note that disclosure with respect to compensation paid during fiscal 2006 should be included in the filing in the manner prescribed in Item 402 of Regulation S-B and Release 8732A. Please contact us if you have any questions.

5. We note your response to prior comment 3. It appears that officers, directors and greater than 5% owners accounted for only 35.4% of shares outstanding and proxies solicited. We direct you to Rule 14a-2 of Regulation 14A and the definition of "solicitation". Based on the information provided regarding the total number or persons solicited and from whom proxies were obtained, it does not appear that you are eligible to make use of Schedule 14C. Please provide a detailed analysis of your eligibility to use Schedule 14C as opposed to Schedule 14A. We may have further comment.

Information Statement on Schedule 14C

6. We refer you to response 4 of your letter dated January 8, 2007.   You state that based on the prior valuation provided by Daley-Hodkin, LLC in 2004, you estimated the realized value of equipment exchanged pursuant to the Exchange Agreement to be $150,000. Yet, Daley-Hodkin, LLC assigned an auction value to the equipment of $251,725 and a fair market value of the equipment of $500,350 in 2004. Please provide us with the basis for your assumptions that the estimated realized value of the same equipment would have been reduced so significantly from the auction and fair market values assigned to it in 2004. Your response should provide, if necessary, any reports or appraisals from which you derived the estimated realized value of equipment. In addition, tell us whether du Pasquier & Co.'s valuation of the intellectual property at $200,000 to $300,000 also was based on "realized value" or "potential value in a bankruptcy or at auction." Finally, provide us with an analysis as to whether this transaction constitutes a sale or other transfer of a substantial part of the company's assets as set forth in Item 14 of Schedule 14A.

Closing Comments

As appropriate, please revise your filing within ten business days of the date of this letter. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mellissa Duru at 202-551-3757 or me at 202-551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Joe Baratta, Esq.
Baratta, Barrata & Aidala, LLP